UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

             [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

For Period Ended: December 31, 2001                    SEC FILE NUMBER 000-26927
                                                       CUSIP NUMBER 66986S 10 7

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For Period Ended: December 31, 2000

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information

         Full Name of Registrant                      Novamed, Inc.
                                                      ----------------

         Former Name if Applicable                    N/A
                                                      -----------

         Address of Principal Executive Office:
                  623 Hoover St., N.E.
                  Minneapolis, MN

Part II--RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]    (a)      The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)     The subject annual  report,  semi-annual  report,  transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     The Company entered into an agreement to settle debt represented by outstanding debentures in late December, 2001. The actual finalization of the settlements did not occur until March of 2002, which created problems for the auditors in finishing the financial statements. As a result of the late settlement of these accounts, the Company's management was unable to compile the information that is required to be disclosed in its 10-K in a timely manner. Consequently, the Company will not be able to file its Form 10-K on time without unreasonable effort or expense.


Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

                       Ruairidh Campbell    President          (612) 378-1437
                       ---------------------------------------------------------
                       (Name)                (Title)         (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                        (X) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        ( ) Yes (X ) No

               If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           N/A


                                  Novamed, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 2002               By: /s/ Ruairidh Campbell
      -------------               --------------------------
                                  Name: Ruairidh Campbell
                                  Title: President